SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 26, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL DAY

26 NOV



CPLE B3 LISTED N2 | ISE B3 | IBOVESPA B3 | IDIVERSA B3 | ICO2 B3 | ELP LISTED NYSE | XCOP

DISCLAIMER

Any statements made during this event involving Copel's business outlook or financial and operating forecasts and targets constitute the beliefs and assumptions of the Company's Management, and the information currently available.

Forward-looking statements are not guarantees of performance and involve risks, uncertainties and assumptions, given that they refer to future events, and thus are dependent on circumstances that may or may not occur.

The general economic conditions, industry conditions and other operating factors could come to affect the future performance of Copel and lead to results that are materially different from those expressed in said forward-looking statements.

OPENING	**MARCEL MALCZEWSKI** - CHAIRMAN OF THE BOARD OF DIRECTORS
STRATEGIC PRIORITIES	**DANIEL SLAVIERO** - CHIEF EXECUTIVE OFFICER
EFFICIENCY AND VALUE CREATION JOURNEY	**FELIPE GUTTERRES** - VP OF FINANCE AND INVESTOR RELATIONS
PORTFOLIO OPTIMIZATION AND INNOVATION	**DIOGO MAC CORD** - VP OF STRATEGY, NEW BUSINESSES AND DIGITAL TRANSFORMATION
REGULATION AND THE ENERGY MARKET: OPPORTUNITIES AND CHALLENGES	**ANDRÉ GOMES** - VP OF REGULATION AND MARKET
MANAGEMENT AND LEADERSHIP: DRIVING RESULTS THROUGH CULTURE	**MÁRCIA BAENA** - VP OF PEOPLE AND MANAGEMENT
STRATEGIC ENERGY MARKETING MANAGEMENT	**RODOLFO LIMA** - CHIEF ENERGY TRADING OFFICER
MODERNIZATION AND EFFICIENCY IN ENERGY GENERATION AND TRANSMISSION	**MOACIR BERTOL** - CHIEF ENERGY GENERATION AND TRANSMISSION OFFICER
EVOLUTION AND PERFORMANCE IN DISTRIBUTION	**MARCO ANTÔNIO VILLELA** - CHIEF ENERGY DISTRIBUTION OFFICER

COPEL DAY 26 NOV

COPEL DAY 26 NOV

Presentation by the C-Level



Daniel Slaviero
President



Felipe Gutterres
Vice-President of Finance and Investor Relations



Diogo Mac Cord
Vice-President of Strategy, New Businesses and Digital Transformation



Márcia Baena
Vice-President of Personnel and Management



André Gomes
Vice-President of Regulation and Market



Yuri Ledra
Vice-Presidente of Legal and Compliance

COPEL DAY 26 NOV



Rodolfo Lima
General Director of Copel Comercialização



Moacir Bertol
General Director of Copel Geração e Transmissão S.A.



Marco Villela
General Director of Copel Distribuição S.A.

COPEL

COPEL DAY 26 NOV

Marcel Malczewski

Chairman

COPEL DAY 26 NOV

STRATEGIC PRIORITIES

DANIEL SLAVIERO
CEO

Sucessful Strategy Execution



48.5%
(CAGR)
Corporation
dez-18
jun-19
dez-19
jun-20
dez-20
jun-21
dez-21
jun-22
dez-22
jun-23
dez-23
jun-24

Nota: Note: Market value evolution (adjusted for earnings)
Source: Economática

Consistency in deliveries

Balance between Growth and Dividends

Renewal of concessions	Compagas and UEGA divestments	Talent attraction and retention	Organizational Restructuring
PDV (Voluntary Dismissal Program)	Portfolio optimization	Sale of real estate	Buyback program and dividends

Strategy

1st WAVE: 2024/25

Structuring Efficiency

- ✓ Focus on core business
- ✓ Asset optimization
- ✓ Organizational overhaul
- ✓ Digital transformation

2nd WAVE: 2025/26

Operational Excellence

- Culture of ownership
- Cost efficiency
- Energy commercialization
- Customer experience
- Innovation-driven business
- Regulatory protagonism
- B3 Stock Exchange's "New Market"

3rd WAVE: 2026/30

Expansion

- Organic growth
- Opportunities in inorganic growth

Benchmark in the Brazilian electricity sector

VALUE GENERATION

EFFICIENCY

QUALITY

DISCIPLINE IN CAPITAL ALLOCATION

COPEL DAY

26 NOV

COPEL DAY 26 NOV

JOURNEY OF EFFICIENCY AND VALUE CREATION

FELIPE GUTTERRES

VICE PRESIDENT OF FINANCE AND INVESTOR RELATIONS

Strong growth in total returns

48%
dividends

87%
capital gain



TSR (5Y)
135%
92%
83%
56%
49%
42%
31%
31%
24%
10%
-11%
-55%
COPEL
E1
E2
E3
E4
E5
E6
E7
E8
E9
E10
E11

Source: Economática - Publicly traded companies in the brazilian electricity sector

Path to more growth


ROE
30
25
20
15
10
5
0
E4
E6
E1
E5
E9
E3
E2
E8
0%
20%
40%
60%
80%
100%
120%
140%
160%
TSR 5A

Source: Bloomberg and Economática - Publicly traded companies in the brazilian electricity sector

PROFITABILITY: *NET INCOME / SALES*

EFFICIENCY: *SALES / TOTAL ASSETS*

LEVERAGE: *TOTAL ASSETS / EQUITY*

ROE

Higher earnings per share — **Better cash flow**

$$TSR = \frac{\text{Capital Gains} + \text{Dividends}}{\text{Initial Price}}$$

Optimization of 20% do PMSO

(MM) R$ 460-470 Copel Day 2023[1] + (MM) R$ 100-110 Aditionals = (MM) ~R$ 570 OBZ 2024

LTM JUN/23	2024	2025	2026
2,856	**Consolidation and preparation**	**Disablement of assets and deactivations by CAPEX**	**Value generation**
	Rebalancing the workforce (Voluntary Dismissal Program)	**Implantation**	Reducing corporate costs
	Outsourcing of non-strategic functions	Review of structure and policies	Optimization of operating costs
	Implementation of full ZBB and planning	Contract aggregation	Lower cost contracts
		Optimization of costs with maintenance, services, travel and vehicles	(~20%)

1. Realized vision presented at Copel Day 2023

Baseline in jun/2023

Personnel costs do not include compensation related to the PDV.

Future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and therefore depend on circumstances that may or may not occur.

General economic conditions, industry conditions and other operating factors may affect Copel's future performance and may lead to results that differ materially from those expressed in such forward-looking statements.

Asset portfolio efficiency

Divestments

- COMPAGAS
- UEGA
- PCHs (SHPs) & CGHS*
- Real states

* SHP - Small Hydroelectric Power Plants
CGH - Hydroelectric Generating Centers

CAPEX (R$ MM)



Copel Distribuição
82.6%
3,029.1
Copel Geração e Transmissão
15.3%
Outros
2.1%
1,841.7
2,179.0
2,329.6
2,252.3
2.432,0
1,824.0
2020
2021
2022
2023
2024
2025

Capital Allocation Manifesto


IRR

STRATEGIC CASH
- Financial flexibility
- Business resilience + contracted investment plan

INVESTMENT LEVEL
- Optimal leverage
- Balance robustness
- Optimization of financial results
- Tax efficiency

NEW PROJECTS
- Clear returns above the minimum IRR
- Improved investment framework

SUSTAINABLE DIVIDENDS
- Significant and regular payments
- Payout predictability

OPCIONALITIES
- Extraordinary provents
- Share Buyback
- M&A

Exercising capital allocation options with high value generation

CREATING VALUE FOR OUR SHAREHOLDERS

DISTRIBUTION OF EXTRAORDINARY EARNINGS

R$ 600MM

SHARE BUYBACK PROGRAM

Up to 10% ON and PNB

18 months term


COPEL

Strategic repositioning of IR

- ➢ Consolidation of local presence
- ➢ Global mindset
- ➢ Long-term international investor base expansion
- ➢ Copel Experience
- ➢ Digital vanguard



Simple thesis with plenty of room to unlock value



HYDROELECTRIC
WIND POWER
SOLAR
SUBSTATION
TRANSMISSION
DISTRIBUTION



COPEL

RENEWED PREMIUM ASSETS

TRACK RECORD OF BOLD DELIVERIES

SOLID BALANCE SHEET

WORLD CLASS TEAM

COPEL DAY

26 NOV

COPEL DAY 26 NOV

PORTFOLIO OPTIMIZATION AND INNOVATION

DIOGO MAC CORD

VICE PRESIDENT OF STRATEGY, NEW BUSINESS, AND DIGITAL TRANSFORMATION

VPEN: The start of a new journey

1. STRATEGY
2. NEW BUSINESSES
3. DIGITAL TRANSFORMATION

Portfolio reorganization

SALE OF **13** POWER PLANTS

12 PCHS AND CGHS*, TOTALING:

98.7 MW (53MW OF GF)

+1 THERMOELECTRIC PLANT OF **20** MW (17,7 MW OF GF)



FULL SALE OF EQUITIES, BY

R$450MM**

OPERATION CONCLUDES THE **DECARBONIZATION OF COPEL'S PORTFOLIO** AND CONCENTRATES EFFORTS ON MAJOR OPERATIONS

* Small Hydroelectric Plant - PCH / Hydroelectric Generating Station – CGH/ GF – Assured Power

** Signing Nov. 25; Closing expected for Fev/2025

Extracting more value from operating assets



Capacity Reserve Auction: studies completed for **optimum use of the investment already made** in the Foz do Areia and Segredo plants



One of the largest smart metering parks in Brazil, bringing **extraordinary possibilities for customer experiences and services**



Use of existing infrastructure by third parties: **Copel is already the distributor with the highest revenues from Telecom companies in Brazil** (~half a billion per year)

What to expect in the coming years

	Strategy	New Businesses		Digital transformation
		Investments and Divestments	New Products and Services	
2025	New Strategic Cycle	Market intelligence and opportunity mapping	New platform for transforming the experience	Review of processes for efficiency and performance
2026	Dissemination and implementation	Advancing opportunities with a competitive differentiator	A new world of digital products and services	Implementation of new tools

Copel Beyond: our digital transformation journey



2025
2026
2027
Transformation Processes
Back to standard
Customer Journey
GIS Modernization
Data / AI / Market Solutions
ERP modernization

Inovation at the service of major transformations: The ‘Grid inspection’ case

WHAT ARE WE DOING?

Vehicles with high-resolution 360° cameras

Satellite images at 15cm resolution

AI software instantly identifies network problems





Distribution span
841315782
High (3.8)
Min. distance to conductor
0 - 1 m
Overhang
No
Phase
Two phase



🏳	LESS COSTS	DIGITALIZATION OF THE PROCESS
🏳	MORE REVENUE	IP MONITORING, TELECOM, ETC
🏳	HIGHER QUALITY	PROCESS FREE OF HUMAN ERROR

Takeaways

1 — RESPONSIBLE AND PROFITABLE GROWTH

2 — STRONG RETURN ON INVESTMENTS

3 — COST REDUCTION CONDITIONAL ON IMPROVED DELIVERY

COPEL DAY
26 NOV

COPEL DAY 26 NOV

REGULATION AND ENERGY MARKET: OPPORTUNITIES AND CHALLENGES

ANDRÉ GOMES
VICE PRESIDENT OF
REGULATION AND MARKET

Regulatory protagonism as a lever of value


INTEGRATED REGULATORY MANAGEMENT
MARKET INTELLIGENCE
COMPLIANCE
VALUE CREATING
PREDICTABILITY
INSTITUTIONAL PERFORMACE
RISK MANAGEMENT

Tariff review Copel DIS 2026

RTP* PROJECT 2026

- Creation of a multidisciplinary group coordenated by VPRM
- Involvement of the entire Copel Distribuição and areas of the holding company that generate impact
- Support consultancies

BRR**	REGULATORY COSTS
"ZERO" DISALLOWANCE	EFFICIENCY AND RECOGNITION
LOSSES AND DEFAULT	DEC E FEC
MAINTENANCE	ACHIEVABLE TRAJECTORIES

*Periodic Tariff Review

**Regulatory Compensation Basis

New distribution concession contract

KEY PONTS - INITIAL ASSESSMENT

What is ALREADY in COPEL's contract

- IPCA Readjustment
- Quality and Economic-Financial Indicators
- Corporate Governance

What's NOT in COPEL's contract

- Waiver of legal actions/payment of fines
- Regulatory regime (TOTEX)
- Infrastructure sharing
- Risk Matrix

How REGULATION will affect EVERYONE

- Annual Recognition of Investments
- Increased network resilience
- Incentives for modernization
- Anti-competitive conduct

Strategic themes in the focus of regulation



- **Financial RBSE*** - action to minimize the effects of ANEEL's future decision
- **RTP 2028** - compliance of investment execution ("zero" disallowance) and action on any changes to the ANEEL Price Bank





- **Curtailment** - action to restore rationality to the operation with a view to economic and financial sustainability
- **Valuing power attributes**

*Basic Network of the Existing System

Energy Market

DISTRIBUTION CONCESSION MARKET

CUMULATIVE MARKET GROWTH


0%
4%
6%
10%
9%
14%
17%
22%
28%
2016
2017
2018
2019
2020
2021
2022
2023
2024
BRAZIL
SOUTH
COPEL DIS

DISTRIBUTED GENERATION (MW)*


7
18
45
184
466
906
1,684
2,407
3,184
2016
2017
2018
2019
2020
2021
2022
2023
2024

*Refers to the installed power of Distributed Micro and Mini-Generation.

SECTOR SITUATION

SUBSIDIES

Centralized generation
+ Distributed Generation

Over-supply of energy concentrated at certain times of the day

Curtailment of centralized generation
Increased requirement for power flexibility
Price volatility

GREATER DEPENDENCE ON THE WEATHER IN OPERATIONS

Climate change leads to an increase in extreme weather events

Intermittency of renewable sources requires risk modeling

Stronger portfolio will require asset diversification in the electricity sector

Middle office acting autonomously with a focus on providing reliable projections and studies

MARKET INTELLIGENCE (CURRENT)

NEW LINES OF RESEARCH AND MODELING

INTEGRATION WITH ENERGY TRADING







TAKEAWAYS

REVENUE MAXIMINATION:
GROWTH AND PROTECTION

POLITICAL INSTITUTIONAL ENVIRONMENT

ASSET RESILIENCE:
CLIMA E CONFORMIDADE

ENERGY RESOURCES:
MARKET INTELLIGENCE AND RISK MANAGEMENT

COPEL DAY

26 NOV

COPEL DAY 26 NOV

MANAGEMENT AND LEADERSHIP: DRIVING RESULTS THROUGH CULTURE

MÁRCIA BAENA
VICE PRESIDENT PEOPLE AND MANAGEMENT

PRIORITY #01:
NEW WAY OF BEING COPEL

Culture of ownership, results and meritocracy.

How this will be done at Copel

GOOD PEOPLE +

STRONG MANAGEMENT MODEL

LEADERSHIP & COMMUNICATION
AS DRIVERS

5. **TALENT MANAGEMENT**
   Based on opportunities and meritocracy

4. **RIGHT INCENTIVES**
   Financial and non-financial (short, medium and long term)

3. **MANAGEMENT RITUALS**
   Systematic and disciplined sharing and monitoring

2. **CLEAR OBJECTIVES**
   Goals broken down and aligned at all levels

1. **STRATEGIC GUIDELINES**
   Vision, mission and values

Who we are



4.426 EMPLOYEES

87% OPERATIONS | 13 % CORPORATE*

Specialized technical staff

Strong knowledge of the business and the company

16 YEARS AVERAGE TIME IN THE COMPANY

44 YEARS AVERAGE AGE

~70% UNDERGRADUATE, POSTGRADUATE, INCLUDING MASTERS AND DOCTORATES

*Reference 31/10/2024|Because of the nature of the activities, CSC is considered in the operations

VOLUNTARY DISMISSAL PROGRAM

1,437
SUBSCRIPIONS

56 anos
AVERAGE AGE

26 anos
AVERAGE TIME IN THE COMPANY

1/3
RETIRED OR RETIRING WITHIN 5 YEARS

Clear goals & Management rituals

Alignment of organizational efforts

Encouraging protagonism and ownership attitude

Basis for meritocracy

AMBIDEXTROUS MANAGEMENT MODEL:
Short, Medium and Long term



MANAGEMENT
VISION
GOALS
PROCESS
RESULTADOS
STRATEGIC
3 – 5 years
TACTICAL
1 year
OPERATIONAL
day by day

Right incentives
Financial and non-financial

ADEQUACY OF THE REMMUNERATION STRATEGY AT ALL LEVELS

- C-LEVEL
- LEADERS
- TEAM

A SKIN IN THE GAME MODEL

C-Level



Before
Current
32%
68%
40%
28%
32%
Fixo
ICP
ILP

Long-term incentive aligned with shareholder interest

- ***Vesting***: 3 years
- Performance share model (no safety net)
- Single KPI: **TSR**

Short-Term Incentive being revised on the basis of the new target-setting model

- Individual indicators with greater weight
- Model that allows meritocracy

SKILLS MANAGEMENT

A place that will generate more and more...
... opportunities

New career prospects

- **~1.000** moves in the last months
- **+ 143,000** hours of training by Unicopel

Nova estrutura organizacional com novo *design* de carreira

- Less hierarchical structure
- Revised job titles
- New career formats

Evaluation model that recognizes differentiated performances

Leaders who inspire the new way of being Copel



Structuring Iniciatives for Cultural Development


2024
2025
OUT NOV DEZ JAN FEV MAR ABR MAI JUN JUL AGO SET OUT NOV DEZ
Review of the deployment of targets and new management rituals
Evaluation and revision of the organizational structure (N2 and below)
Redesigning the career structure
Performance Evaluation Model
Leadership Development

COPEL DAY

26 NOV

COPEL DAY 26 NOV

STRATEGIC ENERGY MARKETING MANAGEMENT

RODOLFO LIMA
CHIEF ENERGY TRADING OFFICER

Strategic action with national relevance

TRADE



17,383 GWh sold in 9M24

R$ 2.6 billion in revenues in 9M24

-53% of the sold energy comes from **100% renewable** own generation

1,6k+ customers

Accumulated default by only **0.02%**

5.4 million+ I-RECs sold (avoiding approximately 550 thousand tons of CO_2)

Specialization of the commercial front

Major clients		
Trading Desk	Corporate Clients	Origination (APE)*



- Portfolio & Directional Trading
- National operations with large clients
- Development of customized products

Services and Retail		
Wholesale & Retail	Customer satisfaction	Management



- Journey to profitable market opening
- Regional focus: expertise and brand strength
- Sales Management and Customer Experience

*Self-production of energy

Consolidated expertise and operational evolution

COMPETITIVE DIFFERENTIALS

- Consolidated trading desk
- Extensive capillarity
- Expertise and brand strength
- State-of-the-art operating systems

TACTICAL ACTION, TAKING ADVANTAGE OF MARKET OPPORTUNITIES

Increased operations on the desk


204
233
241
1Q24
2Q24
3Q24

THE CUSTOMER JORNEY IS DIGITAL

salesforce | 360° ENERGY paradigma | SAP

DIVERSIFIED CLIENT PORTFOLIO


8%
40%
52%
Industrial
Commercial
Banks, GenCos and tradings

ENERGY


37%
63%
Incentivized energy
Conventional energy

Contracting strategy

RELEVANT VOLUME OF ENERGY AVAILABLE



81%
64%
52%
36%
22%
74
413
663
974
1,266
2025
2026
2027
2028
2029
MWm Available
contracted

Strategic portfolio management


2026
162.66
145.79
142.91
58.6
82.4
155.2
1Q24
2Q24
3Q24
Volume (MWm)
Pmix (R$/MWh)


2027
151.68
143.05
142.34
57
54.7
143.3
1Q24
2Q24
3Q24
Volume (MWm)
Pmix (R$/MWh)

Hydro energy portfolio with competitive advantage in hourly modulation

PLD* HYDRO GENERATOR SCHEDULE AND REVENUE (AS NOV. 12)



Hydroelectric generation
Daily average
PLD
Average PLD : R$ 166,7/ MWh
Weighted PLD by generation:
R$ 201,1/MWh
Hydric Generator Effect R$ 34,4/MWh
Generation %
92%
90%
75%
136%
965
319
61
63
110

Effect of hourly PLD adds 20% to hydro generator's revenue on days like this

*PLD - price in the short-term (Preço de Liquidação de Diferenças)

Retail market


EVOLUTION OF NUMBER OF CLIENTS
44
61
108
116
114
3Q23
4Q23
1Q24
2Q24
3Q24
Quaterly sales

105 new units in 2023

338 new units until sep/24

TOTAL OF **596** retail consumer units* until sep/24

Operating profitably in a market with high growth potential puts Copel in a privileged position for the next waves of market opening

* Includes consumers who opted for the retail modality before the publication of ordinance MMW 50/2022

Ensuring the best portfolio profitability

NEW PRODUCTS ORIGINATION

- Structured operations, using cash for end customers
- Derivatives to hedge generation
- Capturing gains from the hourly generation profile
- Source, submarket and time swaps etc.
- 24/7 product
- Self-production by matching and leasing

IA & DATACENTERS

20+ projects, totaling 9GW of demand by 2037

HIDROGÊNIO

11 projects with connection requests, demanded until 2037

BRAND STRENGH

Contratos com os principais setores produtivos do estado:
Paper and Cellulose Industry
Agribusiness companies and cooperatives
Chemical Industry

COPEL
DAY
26
NOV

COPEL DAY
26 NOV

MODERNIZATION AND EFFICIENCY IN ENERGY GENERATION AND TRANSMISSION

MOACIR BERTOL
CHIEF ENERGY GENERATION AND TRANSMISSION OFFICER

100% renewable operational portfolio

HYDRAULIC GENERATION

POWER PLANTS: 21

INSTALLED CAPACITY: 5.2GW

WIND GENERATION

WIND FARMS: 43

INSTALLED CAPACITY: 1.13GW

TRANSMISSION NETWORKS

SUBSTATIONS: 53

TRANSMISSION LINES*: 9,685KM

ENERGY TRADING

COMERCIALIZAÇÃO + REGULATION AND MARKET

AVAILABLE ENERGY: 22.4 TWh (2023)

64% of generation portfolio renewed for more +30 years

*Includes equity - proportional

Operational safety of assets

Divestments


TPP Araucária
-484 MW



Actions taken

- Mapping critical positions and specialties
- Career transition and retention of technical expertise
- Recomposition of teams in premium assets
- Focus and scale on large and medium-sized HPPs

Opportunity in the expansion of HPPs

AUCTION OF RESERVE CAPACITY IN THE FORM OF POWER - LRCAP2025

PREMIUM ASSETS

3 RENEWED UHEs

FOZ DO AREIA, SEGREDO AND CAXIAS

4.2 GW
INSTALLED

64%
OF THE PORTFOLIO

EXPANSION 1

FOZ DO AREIA
UGs 5 AND 6
+860 MW

5.1 GW
POTENTIAL

68%
OF THE PORTFOLIO

OPERATIONAL EFFICIENCY GAIN BY 13%

EXPANSION 2

SEGREDO
UGs 5, 6 AND 7
+1,266 MW

6.3 GW
POTENTIAL

73%
OF THE PORTFOLIO

OPERATIONAL EFFICIENCY GAIN BY 33%

ADOPTION OF MARGINAL OPERATING COSTS FOR THE EXPANSION OF HPPs

*UG: Generating units

Asset modernizations

MAINTAINING THE REGULATORY PARAMETERS OF AVAILABILITY AND RELIABILITY

HPP PARIGOT DE SOUZA



PERIOD
2024 - 2029

260MW
GF 103,6MWm

+20 years

HPP FOZ DO AREIA



PERIOD
2025 - 2028

1.676MW
GF 567,6MWm

+30 years

HPP SEGREDO



PERIOD
2027 - 2032

1.260MW
GF 552,8MWm

+30 years

HPP SALTO CAXIAS



PERIOD
2032 - 2037

1.240MW
GF 553,3MWm

+30 years

GF: Assured Power

Transmission Efficiency and Expansion

BETWEEN THE SMALLEST "PV/RAP" VARIABLE PORTIONS OF THE TRANSMISSION SECTOR


1.00%
0.85%
0.71%
2022
2023
2024

AN ESTIMATED 1.73 BILLION OVER 10 YEARS IN NEW AUTHORIZATIONS TO REINFORCE AND MODERNIZE THE NETWORK.

(in reais million)


309,000
1,421,000
1,730,000
2023-2024
2025-2032
2023-2032
Total
Estimated
Authorized

THREE CONSECUTIVE YEARS AMONG THE BEST PMOs IN BRAZIL

Portfolio resilience - Wind

Curtailment in the Generation Portfolio
(MWm)


jan
feb
mar
apr
mai
jun
jul
aug
sep
oct
nov
dec
jan
feb
mar
apr
mai
jun
jul
aug
sep
oct
nov
2023
2024
Curtailment
P90 Wind
GF Hydro

- Restriction of 58MWm of accumulated wind power generation in 2024.
- Average restriction matches 2% of the energy in the portfolio.
- **Resilient diversification to withstand upcoming curtailment periods**

Advanced O&M Technology



Satellite image processing with AI for vegetation management in TL easement strips



Performance analysis platform for wind farms, using AI



Use of drones to collect high-definition images when inspecting TLs



Technological update of the GT asset automation system

THIS RENEWAL WILL GUARANTEE Copel's centenary!!!

RENEWAL OF CONCESSIONS

HPP GBM
Foz do Areia

HPP GNB
Segredo

HPP GJR
Salto Caxias

30 years

COPEL DAY

26 NOV

COPEL DAY 26 NOV

EVOLUTION AND PERFORMANCE IN DISTRIBUTION

MARCO ANTÔNIO VILLELA
CHIEF ENERGY DISTRIBUTION OFFICER

Brazil's 4th largest distributor

CONCESSION RENEWED UNTIL 2045

CONSUMERS	5.2 mi
SUBSTATIONS*	395
WORKFORCE	10,584
CONCESSION AREA**	194,336 km²
MUNICIPALITIES SERVED	395
DISTRIBUTION LINES**	213,773 km

*Until 11/20/2024
** Until 09/30/2024



Londrina
Maringá
Toledo
Cascavel
Curitiba
Foz do Iguaçu
Ponta Grossa
Colombo
Araucária
São José dos Pinhais

- +8.2% in energy consumption
- Paraná's GDP +2.7% (3Q23-2Q24), above the national average
- Unemployment: 4.4% (lowest in a decade)
- 7th in HDI in Brazil (0.769)
- Low default rate: 0.87 (Jan to Sep/24)
- Paraná is Brazil's 3rd largest agribusiness exporter

QRR* & Investments



3.2
3.8
3.8
3.9
3.8
4.3
1,280
1,623
1,848
1,967
2,092
2,502
399
432
484
499
549
587
2020
2021
2022
2023
2024
2025
Investment
QRR



GROSS ANNUAL REVENUE R$ bi
4.9
8.4
2016
2021
2026

*Regulatory Reinstatement Quota

REDE ELÉTRICA INTELIGENTE

Smart grid

- Brazil's largest project
- O&M Reduction
- Network automation

1 million

power meters installed



62%

R$800 MM



PHASE 3
PHASE 1
PHASE 2

PHASE 1 — 2020 AGO

PHASE 2 — 2022 AGO

2023 DEC — 600 mil consumers

PHASE 3 — 2024 JAN

2025 FEB — 1 mi consumers

anticipated

2025 NOV — 1,7 mi consumers

Benefits

REDE ELÉTRICA INTELIGENTE

- **CONSUMPTION**
  MONTHLY AND DAILY
- **ESTIMATED**
  INVOICE IN PROGRESS
- **COMPARATIVE**
  CURRENT AND PREVIOUS YEAR
- **HISTORY**
  LAST 6 MONTHS



Benefits

REDE ELÉTRICA INTELIGENTE

DIGITAL INVOICE READING

8.4 MM

R$ 7.6 MM

+

REMOTE POWER CUT

186 mil

R$ 8.8 MM

=

16.4 MM

4 MI KM AVOIDED

406T

CO_2

Strong distribution network


PARANÁ
TRIFÁSICO


Urban

2020	2021	2022	2023	2024	2025
2,807 km	6,515 km	10,506 km	15,250 km	19,100 km	25,000 km

R$ 2.8 billion

Network automation





Three-phase recloser



Single-phase recloser

~ 24,000 equipments
~ R$ 2 billions

3x+ Equipments in the last 6 years

Gains from using self-healing technology

1,246

40%
Feeders

Self-Healing equipment installed

2.35 million

45%

Clients with Self-Healing technology

0.600

DEC Avoided 2024

0.451

FEC Avoided 2024

Control and computer systems center


CENTRO INTEGRADO DA DISTRIBUIÇÃO



ADMS

RPA

MDM

WFM
Workforce Management

→ **Digitalization**

289 operational basis (73%)


Municipality with operational basis

Teams – 1,538

FTE Camp – 7,300

Increase in severe weather events in Paraná


Major storms
10
11
16
24
24
2020
2021
2022
2023
LTM


Gusts above 50km/h
2,407
1,789
2,418
3,353
2,932
2020
2021
2022
2023
LTM


Average big storms
2020 - 2022
12
2x
2023 - 2024
24


Lightning strikes
568,006
406,949
840,765
1,064,405
1,034,471
2020
2021
2022
2023
LTM

Source: SIMEPAR

System for predicting the impact of climatic events on the network

- SIMEPAR
- Artificial Intelligence
- Early mobilization of teams



Agências
Municípios
Leste
Centro Sul
Norte
Noroeste
Oeste

Eastern region/PR storm Curitiba – sep/2024

Wind speed in Curitiba - 90km/h (Inmet) - 19% of customers affected



Recuperação
100%
80%
60%
40%
20%
0%
98% of consumer units restored within 24 hours
4,72%
23,87%
32,46%
35,13%
37,77%
40,67%
49,72%
55,72%
72,15%
82,77%
86,11%
87,57%
90,03%
91,15%
91,34%
91,57%
91,95%
92,53%
94,18%
94,70%
96,04%
96,63%
98,15%
99,41%
99,69%
99,82%
99,96%
99,99%
100,00%
13 14 15 16 17 18 19 20 21 22 23 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 7 11 17 20 12 15 7 21
4 5 6 7 8 10
SEPTEMBER

Vegetation georeferencing


Página Inicial
Cadastro Poda Urbana
Legenda



1.6 million registered trees

Clean lane law



ASSEMBLEIA LEGISLATIVA DO ESTADO DO PARANÁ

Lei 20.081 - 18 de Dezembro de 2019

Publicada no Diário Oficial nº. 10587 de 18 de Dezembro de 2019

Estabelece limites para o plantio de árvores exóticas e nativas próximas a linhas e redes de distribuição de energia elétrica.

A Assembleia Legislativa do Estado do Paraná decretou e eu sanciono a seguinte Lei:

Art. 1.º A faixa de segurança mínima para o plantio de árvores exóticas e nativas de grande porte junto às linhas e redes de distribuição de energia elétrica é de 30m (trinta metros), sendo 15m (quinze metros) de cada lado, a partir do eixo central.

Quality indicators


DEC
13.65
10.80
10.41
10.29
9.10
7.81
7.20
7.98
7.85
8.15
-40%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Aneel Target


FEC
8.50
7.20
6.79
6.20
6.00
5.55
4.76
5.29
5.20
5.43
-36%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Aneel Target

Distribution Strategy

COPEL DAY 26 NOV

OPERATIONAL EFFICIENCY

- Tariff review
- Asset Management
- Operational Discipline
- Productivity
- Vegetation Management

CLIENTS

- Quality of supply
- Excellence in service
- Relationship
- Digitalization
- Recognition

INNOVATION

- Culture of Innovation
- Automation
- Smart grid
- Systems Digitalization
- Cybersecurity

SAFETY

PEOPLE | TECNOLOGY

COPEL DAY

70 ANOS

THANKS.